Anti-Snoring Devices - Do They Work.mp4 (2m 42s)

[0:00:00] Speaker 1: We're back now with the issue keeping millions of couples awake at night, snoring. Affecting approximately 90 million Americans. So it's no surprise there's a boom of new over-the-counter products in the market claiming to immediately relieve the noise and give you both a better night's sleep. But do they work? Here's NBC News National Investigative Correspondent Jeff Rossen in his latest Rossen Reports.

[0:00:26] Jeff Rossen: Jack snores every single night, allowing us to set up cameras in his bedroom to capture it all. His wife of 11 years loves him so.

[0:00:40] Jack's wife: Good night.

[0:00:42] Jeff Rossen: But she can't take it anymore. You kicked him out of the bedroom!

[0:00:46] Jack's wife: Well, you know what, I need to get my sleep, and at this point I would do anything to get him to stop snoring.

[0:00:51] Jeff Rossen: Now these inexpensive over-the-counter products claim to the be solution. The Snore-No-More pillow, the Snore Doc Anti-Snore Chinstrap, and this device called the Zyppah. We're going to have Jack try each one. It's unscientific, but let's see what happens. Okay, this is Zyppah. It's a mouth guard. You want to go ahead and put that in?

[0:01:11] Jack: Sure.

[0:01:12] Jeff Rossen: The website says that it will immediately reduce or stop your snoring. You want to give it a shot?

[0:01:16] Jack: Mm-hmm (affirmative).

[0:01:17] Jeff Rossen: You ready?

[0:01:18] Jack: That's it.

[0:01:19] Jeff Rossen: Jack climbs into bed, and I'm watching a live feed from downstairs. Okay, he's asleep now. He's completely out and good news, it's quiet. Not a peep out of him. The mouth guard worked. On another night, Jack puts on the anti-snore chin strap. You comfortable?

[0:01:36] Jack: Very comfortable.

[0:01:37] Jeff Rossen: Okay, according to the website, the company says they guarantee it will eliminate your snoring immediately after you start wearing it.

[0:01:44] Jack: Excellent. Let's try it.

[0:01:45] Jeff Rossen: All right, let's try it. Sweet dreams. Most of the time, it works, but ... Jack had his loud moments. The company says the end result there is no snoring. Well, there's some. We reached to the company. No response. But on yet another night, a real surprise with that special Snore No More Pillow. Just over an hour in ... Yep, he's snoring. Has been for a little while now. So much for the pillow. The maker of the pillow said without knowing more, they can't comment on Jack's experience. But the pillow has helped many of its users and sleeping partners achieve a better night's sleep. In the end, for Jack, only the mouth guard stopped his snoring entirely. A solution for this, and maybe those separate bedrooms. Jeff Rossen, NBC News Orlando. [0:02:42]

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Anti-Snoring Devices: Do They Work?

We're back now with the issue keeping millions of couples awake at night, snoring, affecting approximately 90 million Americans so it's no surprise there's a boom in over-the counter products claiming to immediately relieve the noise and give you both a better nights sleep but do they work? Here's NBC's national investigative correspondent Jeff Rossen in his latest Rossen Reports.

Jack snores every single night, allowing us to set up cameras in his bedroom to capture it all. His wife of 11 years loves him so but she cant take it anymore.

Now these inexpensive over the counter products claim to be the solution. The snore no more pillow the snoredoc anti snore chin strap and this device called the zyppah. Were going to have jack try each one. Its unscientific but lets see what happens

Jack climbs into bed and im watching a feed downstairs. He's completely out and good news, it's completely quiet. Not a peep out of him. it works.

On another night jack puts on the anti snore chin strap. Most of the time it works but Jack had his loud moments. The company says the end result, "There is no snoring." Well there's some. We reached out to the company, no response.

But on yet another night a real surprise with that special snore no more pillow. Just an hour in, he's snoring. The maker of the pillow said without knowing more they can't comment on jacks experience but the pillow has helped many of its users and sleeping partners achieve a better nights sleep

In the end, for Jack, only the mouth guard stopped his snoring entirely. A solution for this [snoring] and maybe those separate bedrooms.

Jeff Rossen, NBC News, Orlando.